Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, FL 33431
September 11, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Tyler Howes
Re:         Jushi Holdings Inc.
Registration Statement on Form S-3 (File No. 333-281867)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jushi Holdings Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-281867), be accelerated by the Securities and Exchange Commission to 4:15 p.m. Eastern time, on September 13, 2024, or as soon thereafter as possible.
We request that we be notified of such effectiveness by a telephone call to Stuart Ogg of Goodwin Procter LLP at (650) 752-3295 and that such effectiveness also be confirmed in writing.

Very truly yours,

By:	/s/ Michelle Mosier
Name: Michelle Mosier
Title: Chief Financial Officer
cc:          W. Stuart Ogg, Goodwin Procter LLP